Therapix biosciences ltd.

5 Azrieli Center (Square Tower)

Tel Aviv, 6702501 Israel

October 6, 2016

Via EDGAR

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Therapix Biosciences Ltd.

Draft Registration Statement on Form F-1

Submitted August 9, 2016

CIK No. 0001611746

Dear Ms. Hayes:

The purpose of this letter is to respond to your letter of September 8, 2016 regarding the abovementioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On October 6, 2016, we submitted an amended registration statement on Form F-1 for confidential review. Page references in our responses are to the amended Form F-1.

Table of Contents, page i

1.            Your statements in the penultimate paragraph on this page that you have not verified the third party information regarding market and industry data imply a disclaimer of responsibility with respect to the third party information. Please either delete these statements or specifically state that you are liable for the information related to the market and industry data.

Response: We have deleted these statements.

Prospectus Summary

Our Company, page 1

2.            At their first use, please describe in layman’s terms the meaning of “nuclear factor agonists,” “endocannabinoid system,” and “bioavailability.”

Response: We have revised our disclosure on page 1.

3.            Please explain the basis for your belief that sublingual and nasal administration of dronabinol are safe and effective delivery methods that will enhance the bioavailability of an ultra-low dose dronabinol.

Response: We have revised our disclosure on page 52.

Dr. Elran Haber

Therapix Biosciences Ltd.

October 6, 2016

Implications of Being an Emerging Growth Company, page 2

4.            Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We will supplementally provide the Commission with any such communications. To date, there have been no such communications.

Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

We are a development-stage specialty pharmaceutical company..., page 5

5.            Please expand the discussion to disclose that your audit report indicates there is substantial doubt about your ability to continue as a going concern, and that you have only been focused on developing drugs based on cannabinoid molecules since August 2015. Additionally, given the uncertainty related to clinical trials please revise the phrase “until we are able to successfully commercialize our product candidates” to clarify that you might not be able to commercialize your product candidates at all.

Response: We have revised our disclosure on page 8.

Risks Related to Our Reliance on Third Parties

We are subject to numerous complex regulations..., page 12

6.            We note your statements on pages 54-55 regarding the regulations of the U.S. DEA regarding dronabinol, the active ingredient in your product candidates. Please expand your disclosure in this risk factor to disclose that dronabinol is a Schedule I controlled substance, meaning that any drug containing it cannot be marketed before it is rescheduled by the DEA as a Schedule II, III, IV or V substance.

Response: We have revised our disclosure on page 14.

Risks Related to Our Business Operations

7.            We note your disclosure on page 78 that your chairman, Dr. Ascher Shmulewitz, controls Dekel, an Israeli company with which you have a licensing agreement. Please add a risk factor discussing any specific potential conflicts of interest.

Response: We have revised our disclosure on page 23.

We manage our business through a small number of employees..., page 20

8.            Based on your disclosures on page 61, it appears that your chief financial officer and chief strategy officer are part-time employees with other engagements. If true, please expand your disclosure in this risk factor to specifically indicate that these two individuals work for you on a part-time basis, and state the amount of time they devote to your business activities.

Response: We have revised our disclosure on page 23.

Dr. Elran Haber

Therapix Biosciences Ltd.

October 6, 2016

Use of Proceeds, page 31

9.            Please clarify whether you expect the allocated proceeds will be sufficient for you to complete the two Phase II trials for your Joint Pharma program and the Phase IIa trial for your BrainBright Pharma program.

Response: We have revised our disclosure in the prospectus summary and on page 40.

Capitalization, page 32

10.          Please address the following comments regarding your capitalization table:

●	Tell us why it is appropriate to include total liabilities in your table when it appears that you have no long-term debt or other long-term liabilities
●	Revise your table so that total capitalization foots from the information you present. In this regard, it appears from your balance sheet on page F-54 that you do not present non-controlling interests in the table.
●	Revise to present negative numbers in parentheses.

Response: We have revised our disclosure in the prospectus summary and on page 41.

Selected Financial Data, page 33

11.          Please provide the exchange rate of the U.S. dollar and NIS for the latest practicable date and revise your table at the bottom of page 34 to disclose the high and low exchange rates for each month during the previous six months. In addition, please revise the first table on page 34 to show the average exchange rate for the most recent five years and any subsequent interim period for which you are presenting financial statements. Refer to Item 4 of Form F-1 and Item 3.A.3 of Form 20-F.

Response: We have revised our disclosure on page 42.

Business Overview, page 42

12.          We refer to your statements on page 43 and elsewhere that you intend to pursue a section 505(b)(2) regulatory pathway, and that this path may expedite the development of your programs. Please expand your explanation of this process to identify and describe the studies and results you intend to rely on, including the identification of the parties that performed the studies. Additionally, describe the requirements you must satisfy in order to rely on the Section 505(b)(2) pathway.

Response: We have revised our disclosure on pages 52 and 56.

13.          We note that you announced in June 2016 that you had filed an application with the FDA for orphan drug designation for THX-TS01. Please revise your disclosure in this section and elsewhere as appropriate to include a discussion regarding this application, and describe any communications you have had with the FDA regarding the application.

Response: We have revised our disclosure on pages 1 and 52.

Dr. Elran Haber

Therapix Biosciences Ltd.

October 6, 2016

Clinical Strategy, page 46

14.          Please disclose any serious adverse effects related to your product candidates.

Response: We have revised our disclosure on pages 56 and 57.

15.          Please provide additional disclosure regarding the preclinical trials that you have completed for THX-TS01, including a description of the trials and the results.

Response: We have revised our disclosure on pages 56 and 57.

16.          Please disclose whether you have submitted an IND for the THX-TS01 Phase IIa trial, and if not, when you expect to do so.

Response: We have revised our disclosure on page 57.

17.          For each of the Phase II trials for THX-TS01 that you intend to conduct, please disclose the number of participants you expect to have, and how long you expect the trial to take, including the enrollment process.

Response: We have revised our disclosure on pages 56 and 57.

18.          Please describe the preclinical data supporting use of an ultra-low dose of dronabinol to improve cognitive abilities, including the source of the data.

Response: We have revised our disclosure on page 58.

Intellectual Property

In-Licensed Patents and Patent Applications, page 47

19.          Please revise the description of your agreement with Dekel to quantify the “medial double digit rate” within a ten point range. Similarly, revise the description of your agreement with Ramot.

Response: We have revised our disclosure on page 59.

20.          We refer to your disclosure in the first paragraph on page 48 regarding your agreement with Ramot. Please clarify whether you expect the exclusivity period under the agreement to end at the same time as the patent expiration date. If you expect the exclusivity period to end at an earlier date, please disclose such earlier date.

Response: We have revised our disclosure on page 60.

Dr. Elran Haber

Therapix Biosciences Ltd.

October 6, 2016

21.          Please disclose the aggregate amount of milestone payments you may be obligated to make under your agreement with Ramot. In addition, to the extent applicable, please disclose your financial obligations under all the license agreements within the contractual obligations table or in the note therein on page 41.

Response: We have revised our disclosure on page 60.

22.          Please revise your disclosure regarding your term sheet with Yissum to disclose the potential aggregate milestone payments to be paid under the arrangement. Additionally, you state that you will pay Yissum a medial single-digit royalty upon commercialization but that the royalty rates will decrease upon certain occurrences but will be capped by a medial double-digit rate. It is unclear how the royalty rate begins as a single digit rate and then decreases but is capped with a double digit rate. Please revise to disclose the applicable royalty rates within a ten point range and clearly explain how the rate will change depending on certain factors.

Response: We have revised our disclosure on page 60. We have separately submitted a request for confidential treatment with respect to the potential aggregate milestone payments to be paid under the arrangement. As set forth in the request for confidential treatment, we do not believe that this information is material to investors, and believe that if this information were to be disclosed, we would suffer substantial commercial harm. Furthermore, if we were required to reveal aggregate milestone payment, we would be disadvantaged in future negotiations with potential licensors.

23.          Please revise to identify the other pharmaceutical company that is a party to the June 2016 binding term sheet and identify the indication you plan to address using this technology.

Response: We have separately submitted a request for confidential treatment with respect to the identity of the pharmaceutical company. As set forth in the request for confidential treatment, we do not believe that the identity of the pharmaceutical company is material to investors. Furthermore, if we were required to reveal the identity of this third party by name, our good and ongoing relationship with this third party would be jeopardized.

Out-licensing of intellectual property assets, page 48

24.          Please describe the material terms of your agreement with Karma Link, including the purchase price and the applicable royalty rates, within a ten point range.

Response: We have revised our disclosure on page 60.

Legal Proceedings, page 59

25.          We refer to your discussion in the first paragraph of this section. Please expand your disclosure to explain the nature of this inquiry.

Response: We have revised our disclosure on page 71.

Beneficial Ownership of Principal Shareholders and Management, page 78

26.          Please identify the investor in the equity investment described in the last bullet on page 79. Refer to Item 4 of Form F-1 and Item 7.A. of Form 20-F.

Response: We have revised our disclosure on page 91.

Dr. Elran Haber

Therapix Biosciences Ltd.

October 6, 2016

Description of Share Capital, page 81

27.          Please clarify whether the amounts in the third and fourth paragraphs on this page are reflected on a post-reverse stock split basis.

Response: The amounts are post-reverse stock split. We have revised our disclosure on page 93 in order to alleviate any confusion.

28.          We refer to the fourth paragraph in this section. Please clarify whether any of the warrants and options referenced in this paragraph remains unexercised and unexpired, and if so, please state the amount and terms of such securities. Please also clarify whether these amounts include any warrants and options that expired unexercised, and if so, such amounts.

Response: We have revised our disclosure on page 93.

Underwriting, page 100

29.          Please identify the lead underwriter(s) on the prospectus cover page and revise this discussion to provide the information required by Item 508 of Regulation S-K. Please note that we may defer further review of any amendment to your registration statement that does not include the name(s) of the lead underwriter(s).

Response: We have named the lead underwriter on the prospectus cover page, and have revised our disclosure on page 113.

***

If you have any questions or require additional information, please call our attorneys, Robert Condon at (212) 660-3049 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

THERAPIX BIOSCIENCES LTD.

By:	/s/ Dr. Elran Haber
Chief Executive Officer